Filed by Illumina, Inc.
pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Solexa, Inc.
Commission File No. 000-22570
The following is a transcript of Illumina, Inc.’s joint conference call and webcast with Solexa, Inc.:
Illumina
Moderator: Maurissa Bornstein
November 13, 2006
8:30 a.m. EST
OPERATOR: Good morning, everyone. My name is Jackie (ph) and I will be your conference operator.
Welcome to the Illumina conference call to discuss the company’s acquisition announced this morning.
At this time all participants are in a listen-only mode. After the speakers’ remarks there will be a question-and-answer session. If you would like to pose a question during this time, please press star, then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you.
I would now like to turn the conference over to Maurissa Bornstein, Public Relations Manager at Illumina, who will introduce today’s speakers.
MAURISSA BORNSTEIN, PUBLIC RELATIONS MANAGER, ILLUMINA: Thank you, operator.
Good morning, ladies and gentlemen, and thank you for joining us on this call to discuss our acquisition of Solexa Incorporated.
Presenting for Illumina today will be Jay Flatley, President and Chief Executive Officer of Illumina, and Christian Henry, Chief Financial Officer of Illumina. We are also pleased to welcome John West, Chief Executive Officer of Solexa, who will discuss Solexa’s business and how the combination of our two companies is expected to provide significant synergies.
We’re very pleased to provide you with an overview of the transaction and the value we believe it provides to both companies’ stockholders.
Before we begin, I need to provide the following Safe Harbor language regarding forward-looking statements. This presentation contains forward-looking statements that involve risks and uncertainties. Illumina Incorporated and Solexa Incorporated caution readers that any forward-looking information is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking information. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction between Illumina and Solexa, future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are the ability to obtain regulatory approval of the transaction on the proposed terms and schedule; the failure of Illumina or Solexa stockholders to approve this transaction; the failure of Illumina or Solexa to satisfy the other conditions to the transaction; the risk that the businesses will not be integrated successfully; the risk that the anticipated synergies and benefits from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional important factors that may effect future results are detailed in Illumina’s and Solexa’s filings with the Securities and Exchange Commission, including their recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the date and time of which are released beforehand. Illumina and Solexa disclaim any intent or obligation to update these forward-looking statements.
In connection with the proposed merger, Illumina will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Illumina and Solexa that also constitutes a prospectus of Illumina. Illumina and Solexa will mail the joint proxy statement/prospectus to their respective stockholders. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other related documents filed by Illumina and Solexa with the SEC at the SEC’s Web site at www.sec.gov. The joint proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Illumina’s Web site at www.illumina.com, under the tab “Investors” and then under the headings “SEC Filings,” or by accessing Solexa’s Web site at www.solexa.com, under the tab “Investors” and then under the heading “SEC Documents.”
Illumina and Solexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Illumina’s executive officers and directors in Illumina’s definitive proxy statement filed with the SEC on April 26th, 2006. You can find information about Solexa’s executive officers and directors and their definitive proxy statement filed with the SEC on August 31st, 2006. You can obtain free copies of these documents by using the contact information provided at Illumina’s or Solexa’s Web site.
Before I turn the call over to Jay, I’d like to draw your attention to the fact that both the press release announcing this transaction, as well as the slides that summarize today’s discussion, are posted on our Web site as well as Solexa’s Web site. Illumina’s Web site is www.illumina.com, and Solexa’s Web site is www.solexa.com.
The press release and slides will be filed with the SEC and available on the SEC’s Web site. You may find it helpful to review the slides as we give our prepared remarks.
With that, let me now introduce Jay Flatley, Illumina’s President and CEO.
JAY FLATLEY, PRESIDENT AND CHIEF EXECUTIVE OFFICER, ILLUMINA: Good morning everyone and thank you for joining us. We’re very excited to announce today a transaction that we believe creates a powerful life sciences franchise. I hope you have all had a chance to read our press release this morning announcing Illumina’s merger with Solexa.
It’s my pleasure to begin today by giving you a brief overview of the transaction terms before going on to discuss the strategic rationale behind today’s announcement alongside John West, CEO of Solexa. Our CFO, Christian Henry, will then go into more detail on the financial guidance and our process going forward.
I would like to begin with an overview of the transaction. We’ve announced that we will be paying $14.00 for each share of Solexa in a stock-for-stock merger. At the closing of the transaction Solexa stockholders will receive newly issued shares of Illumina common stock for their Solexa shares based on an exchange ratio to be determined at closing. This exchange ratio will be determined by dividing $14.00 by the Illumina Average Price, which is determined by a formula based on our stock price in the 25 days prior to close.

The consideration is subject to a collar whereby, if the Illumina average price is equal to or above $47.30, the exchange ratio will be fixed at 0.296, and if the Illumina average price is equal to or below $40.70, the exchange ratio will be fixed at 0.344. Assuming a price of $14.00 per share, this represents a transaction equity value of approximately $600 million.
Pro forma ownership of the company will be approximately 79 percent for current Illumina shareholders and approximately 21 percent for Solexa shareholders, depending on the final exchange ratio.
Concurrent with the signing of this merger agreement, Illumina and Solexa also have entered into a securities purchase agreement whereby Illumina has agreed to invest approximately $50 million in Solexa in exchange for approximately 5.15 million newly issued shares of Solexa common stock. This securities purchase transaction is subject to customary closing conditions.
It is my pleasure to welcome Solexa’s CEO, John West, and Solexa’s employees to the Illumina team. John will be serving as Senior Vice President and General Manager of our newly created Sequencing Business Unit. In addition, Illumina’s Board of Directors will expand to 10 directors with the addition of two independent directors from Solexa’s Board.
The transaction has been unanimously approved by the Boards of Directors of both companies, and is expected to be completed by the end of the first quarter of 2007, subject to the approval of Illumina and Solexa shareholders and customary closing conditions, including regulatory approvals.
We believe the combination of Illumina and Solexa will create a powerful life sciences franchise. As you know, Illumina, through our innovative products and strong commercial infrastructure, has established itself as a leading supplier of genotyping and gene expression solutions to a market we estimate to be $1.25 billion in 2006. Our 21 consecutive quarters of revenue growth and market leading margins are evidence of our success and our growing business momentum.
Solexa has developed what we consider to be best-of-breed next generation sequencing technology. Their progress to date, combined with their impressive IP portfolio and seasoned management, ideally position Solexa to address the $1 billion plus sequencing market.
Combined, we believe we’ll be the only company with genome scale technology for genotyping, gene expression and sequencing, the three cornerstones of modern genetic analysis. We estimate that these opportunities represent a combined market today of over $2.25 billion.
The addition of Solexa’s products is expected to take advantage of Illumina’s global commercial infrastructure, resulting in rapid commercialization and development of its next generation sequencing technology. Our combined R&D activities are expected to accelerate new product development as well as novel content generation for use in the research and clinical markets.
In total, we believe this transaction significantly enhances Illumina’s growth profile.
Illumina is at the forefront of advanced genetic analysis with the goal of providing the tools to understand the molecular basis of disease. The products and services we provide are being employed by our customers and researchers in academic, biotech and pharmaceutical settings to conduct genetic analysis at a scale and cost points once thought to be unachievable.
We believe that our customers’ success and Illumina’s business performance clearly demonstrate our progress toward this goal. We believe that Solexa is a natural and complementary addition to our business, consistent with our aim of providing our customers with innovative life science solutions.
This transaction represents a strategically compelling opportunity. In today’s presentation we’d like to highlight five elements that illustrate why this is such an important transaction for Illumina, for Solexa and for our industry.

First, whole genome and targeted resequencing are expected to be the next high-growth markets in life sciences. Second, we believe that there are natural synergies between genotyping and sequencing and will outline their interrelationship in just a few minutes. Third, an underappreciated application of Solexa’s next generation sequencing technology is digital gene expression. We believe digital gene expression will help transform the current market by delivering data which is fully comparable across time, samples and platforms.
After broadly evaluating the market for next generation sequencing technologies, it is our view that the Solexa system represents a best-of-breed platform and is primed for broad commercialization. And last, we believe use of Illumina’s infrastructure will power the value creation equation for Solexa’s technology.
Illumina’s existing target market includes high multiplex, genotyping, expression and molecular diagnostics. Today that market is about $1.25 billion in size. Our expectation is that the market will approximately double in the next four years. This transaction is expected to create an additional $1 billion opportunity for the combined company immediately and an opportunity of over $3.7 billion by 2010.
Growth in the sequencing market is expected to be generated through an imminent replacement cycle in the large genome centers, the advent of very large sequencing projects, such as the Cancer Genome Project, and the enablement of new sequencing-based applications such as targeted resequencing, methylation, and microRNA analysis.
We believe next generation sequencing platforms such as Solexa’s 1G Genome Analyzer will enable researchers to embark on proposed sequencing and resequencing studies that aren’t feasible using the existing installed base of sequencers, unleashing new funding for the large-scale sequencing projects such as the Cancer Genome Atlas.
Sequencing and genotyping are closely related scientific techniques. When the sequencing of bases in an organism is unknown, deNovo sequencing using the Sanger sequencing method has been traditionally used. Capillary sequencing was largely responsible for completion of the human genome project in 2002.
As Solexa’s technology evolves to include paired end reads, the 1G is expected to substantially improve the economics of deNovo sequencing.
Once the base for an organism is largely known, whole genome resequencing is a powerful technique to sequence many samples of the same organism in search of variations or SNPs and in search of rare mutations.
The Solexa system is ideally suited for this application due to the significantly reduced cost of sequencing a genome. An example of the use of whole genome resequencing was the project undertaken to discover all the SNPs in the genome called the SNP Consortium by resequencing approximately 50 human genomes.
Once the SNPs are discovered, Illumina’s whole genome genotyping allows large scale analysis of these SNPs with the objective of correlating patterns of variation to disease, drug response, and ancestry. Our Infinium® product line performs these analyses with market leading performance. These studies generally yield “hits” in the genome that require dense genotyping in local areas but across huge sample numbers. Our Array Matrix is ideally suited at this stage due to its ability to analyze 96 samples in parallel.
Once the number of relevant markers is reduced to the hundreds, the BeadXpress™ system becomes the ideal platform for performing marker validation and screening in a research setting. Ultimately, the goal is for these marker sets to become validated for clinical diagnostics on BeadXpress™.
We believe that targeted resequencing will become one of the largest new applications enabled by next generation sequencing. The concept is to enable the ability to sequence certain targeted regions of the genome at increased scale. For example, the Cancer Genome Atlas project has proposed doing targeted resequencing of all the genes in the genome.

Because only a portion of the genome is being sequenced, the economics of these studies will become compelling. These efforts will yield novel content that may be used in diagnostic panels that could be run on either the Solexa sequencer or the BeadXpress™ system.
Sequencing will be the platform of choice for diagnostics when the goal is to test for the presence of mutations in highly variant diseases or for detection of low frequency mutations in cell populations. One of the key uses of this approach will be early detection of mutant cells that are early indicators of disease.
The increasingly tight integration of our platforms is expected to provide our customers with an end-to-end solution for genome to targeted applications, in both the research and diagnostic markets.
Solexa’s sequencing technology will begin to transform the gene expression market from its current analog state to a digitally-based science, by allowing digital counting of expressed transcripts. Counting transcripts yields a quantitative comparison between samples and between genes within the same sample. This new method of gene expression will allow the emergence of new dimensions in expression including: the quantitative measure of expression across the entire genome, overcoming the traditional limitation of gene-only analysis, discovery of non-coating RNAs, and the ability of this content to be added to chips, expression analysis of non-sequenced organisms, expression analysis of clinical samples, particularly paraffin embedded tissues, and validation of data generated from analog arrays.
The combination of our BeadArray™ expression products with Solexa’s digital approach on the 1G Genome Analyzer brings unparalleled capabilities to this market.
Taken together, we believe the Illumina will offer powerful, end-to-end technologies for genetic analysis, spanning basic research applications from whole genome sequencing and genotyping, to focused applications by pharmaceutical and biotech customers to single analyte detection in a clinical lab setting.
The addition of Solexa’s 1G Genome Analyzer is expected to dramatically expand the breadth of Illumina’s product offering to three unique platforms. Illumina’s foundation is built upon our Sentrix® BeadArray™ line of products, which delivers an industry leading combination of data quality, flexibility, and cost.
Our soon to be launched VeraCode™ product builds on this foundation to target mid to low-level multiplex market opportunities in basic research and clinical diagnostics, leveraging the powerful chemistries used in our BeadArray™ genotyping and expression products as well as our sales and support infrastructure.
And now, with the 1G Genome Analyzer, we add sequencing capabilities which again will take advantage of our global infrastructure, while enabling novel content generation that can be deployed on our BeadArray™ and BeadXpress™ platforms.
As we just highlighted, the combined company is expected to shortly have three powerful platforms in the market. These systems will be capable of delivering a broad range of applications and multiplex capability expected to be among some of the broadest in our industry.
Our application suite will now cover custom and whole genome genotyping enabled by our GoldenGate® and Infinium® assays, gene expression in analog form on our arrays, and in digital form with the addition of the 1G sequencing technology and sequencing using Solexa’s proprietary sequencing by synthesis chemistry, which we will detail in a moment.
I would now like to introduce John West, Solexa’s CEO, who will be joining Illumina as Senior Vice President and General Manager of our Sequencing Business Unit, upon completion of the merger.
John spent three-and-a-half years at Applied Biosystems where he was VP of DNA Platforms Business and has led Solexa for the past two years, overseeing the development of the Solexa 1G Genome Analyzer.
I look forward to working together with John to complete this transaction and build an even stronger company.

John...
JOHN WEST, CHIEF EXECUTIVE OFFICER, SOLEXA: Thank you, Jay.
Let me just begin by saying that we’re very proud of all we’ve achieved at Solexa and are delighted to be merging with Illumina. We are at an inflection point in our development at Solexa and by becoming part of a larger organization, we believe we will be able to harness Illumina’s significant position in the market and commercial horsepower to speed its successful commercialization of Solexa’s next generation sequencing technology.
We feel this will preserve our time-to-market advantage and allow us to maximize our full potential both for the research and diagnostic communities. We believe this combination is clearly to the benefit of our shareholders, customers, and employees.
Let me discuss the overall promise of the technology behind Solexa’s 1G Genome Analyzer. Employing proprietary cluster formation and sequencing by synthesis chemistry, Solexa’s approach is expected to enable sequencing at 100 times lower costs than that of today’s state-of-the-art capillary sequencing platforms. Our technologies are covered by an extensive intellectual property portfolio of over 50 owned or licensed patents.
As Jay mentioned earlier, we have begun shipments of the 1G to select customers under an early access program which now includes some of the largest genome centers in the world.
Solexa recently presented the capability of the 1G Genome Analyzer at the Genomics, Medicine and Environment Conference on October 18th, 2006, where, in collaboration with researchers at the Wellcome Trust Sanger Institute, we presented sequence data of the Human x-chromosome, which is the largest DNA sequencing project to date on any next generation platform. We also presented data related to several other genome analysis applications demonstrating the flexibility of the 1G Genome Analyzer.
Let me quickly walk through our approach to sequencing, which you will see is quite different from the traditional Sanger method being used today. The sample is initially randomly fragmented and then adaptors are added to either end. This DNA is then added to our flowcell. These adapters facilitate the binding of the DNA molecules on the surface of the flowcell as depicted in the upper left corner of the illustration.
What follows is a process we call bridge amplification that creates clonal clusters as shown in the upper right hand corner of the slide. Each cluster represents a single sequence of DNA with approximately 500 copies per cluster.
We then perform DNA sequencing on these clusters using our proprietary sequencing by synthesis chemistry. Using a cycling reaction, we build a complementary strand of DNA at each cluster position base by base, recording the process using advanced imaging capture techniques as illustrated on the bottom portion of the slide.
These sequence reads are then processed for quality and the sequence reads are mapped to a reference sequence to determine differences. As mentioned earlier, we have deployed this technology to resequence genomic DNA samples of increasing complexity and expect to complete the resequencing of the entire human genome in 2007.
After the clusters are grown in our cluster station the flowcell is placed into the 1G Genome Analyzer. The fluidics of the SBS chemistry and the high resolution imaging of our flow cell occur inside the system.
Let me talk about the key advantages of sequencing using the Solexa SBS approach. By working on the microscopic scale, 1G Genome Analyzer is capable of generating up to 40 million sequences in parallel, as compared to 96 in a traditional capillary system.
To give you a sense of the productivity leap enabled by this technology, it is estimated that a single 1G Genome Analyzer will be capable of sequencing an entire human genome in approximately six months at a cost of $100,000, as compared to conventional capillary systems that would require 50 machine years to complete at an estimated cost of $15 million.

This substantial drop in the cost of sequencing is expected to enable development of new segments in the sequencing market, much like Illumina’s Infinium® products have done in the whole genome genotyping space.
We are excited about the strategic fit of the two companies and are pleased to add the strength of the Solexa management team to that of Illumina. Solexa’s management has over a hundred years of experience with seven of the senior team having worked directly in the sequencing market at the two top companies in the sequencing business. I am delighted to assume the position of Senior Vice President and General Manager of the Sequencing Business Unit.
Thanks, Jay, for the opportunity to discuss Solexa’s business and to reiterate my excitement about the combination. With that, I’ll turn it back to you.
JAY FLATLEY: Thanks, John.
We think there is a significant opportunity to leverage our sales and support infrastructure to accelerate the commercialization of the 1G Genome Analyzer. We expect to consolidate the commercial organizations immediately after close and will have in combination approximately a hundred people on our combined team that will be capable of sales and support of the 1G Genome Analyzer across the globe, enabling us to rapidly address the next generation sequencing market opportunity.
I’d like to now turn the call over to Christian Henry, our CFO, who is going to give you financial highlights on the combined business. I will then conclude our prepared comments with a review of the key takeaways on the transaction before opening the call to questions.
CHRISTIAN HENRY, CHIEF FINANCIAL OFFICER, ILLUMINA: Thanks, Jay.
We believe the momentum we have gained in the marketplace puts Illumina in a position of significant strength. We are proud of our track record of delivering 21 quarters of consecutive revenue growth, with recent market leading margins of 30 percent in the third quarter.
Our cash balance at the end of the third quarter was approximately $170 million and our financial position gives us the resources to execute on a transaction of this significance.
Let me reiterate how excited we are about the prospects of this combination, as we believe it significantly enhances the growth trajectory of the business. Looking into 2007, we expect to successfully commercialize both the Solexa 1G Genome Analyzer and the VeraCode™ platforms, while we continue to expand the capabilities of our BeadArray™ technology.
Anticipated synergies are seen in the combination of our respective sales forces to accelerate the broad adoption of the 1G Genome Analyzer, the reallocation of R&D resources to accelerate new products, the avoidance of build-out of duplicate infrastructure, and the consolidation of public company expenses.
We expect the transaction to have no effect on our financial results for 2006 and to be approximately 20 to 35 percent dilutive to our 2007 earnings, excluding merger related charges and based on current street estimates. We expect the merger to be modestly accretive to Illumina’s base earnings in 2008 and significantly accretive in future periods. We expect to provide detailed 2007 guidance upon close of the merger.
The close of the transaction is contingent upon approval by both Illumina and Solexa shareholders, regulatory approval and other customary closing conditions. We expect this transaction to close by the end of the first quarter in 2007.
Back to you, Jay.
JAY FLATLEY: Let me conclude by reiterating our excitement around the strategic, commercial and technical rationale for this transaction. Let me review some of the highlights.

We believe that this combination creates the only company with leading technologies in genotyping, gene expression and sequencing. It’s a great opportunity to create an end-to-end franchise in the life sciences. As a result of the transaction, we expect to be able to greatly expand the immediate addressable market to over $2 billion and utilize our world-class infrastructure, financial and technical resources with Illumina to accelerate the commercialization of next generation sequencing technology that’s been developed at Solexa.
Additionally, we see opportunities for the acceleration of new product development activities, as well as discovery of novel content stemming from sequencing projects that may be deployed across our product platforms in the research and clinical settings.
We expect this transaction to result in enhanced revenue growth opportunities and sustained future profitability, resulting in modest accretion in 2008 and significant accretion thereafter.
I hope you share our enthusiasm for this combination and see the value that we expect to create for our customers, our company and our stockholders.
With that, we’d be happy to take your questions.
OPERATOR: Thank you.
At this time I would like to remind everyone if you would like to pose a question press star, then the number one on your telephone keypad.
Your first question is from Quintin Lai of Robert W. Baird.
QUINTIN LAI, ROBERT W. BAIRD: Good morning, congratulations.
JAY FLATLEY: Thank you.
JOHN WEST: (INAUDIBLE)
QUINTIN LAI: So first question is the — Jay, you mentioned about significant growth opportunities, the last time I looked growth has been not an issue now with Illumina with the genotyping. So is this a response from you to look forward in the market or are you also getting a response from your current customers base that they would like to see you also in targeted sequencing?
JAY FLATLEY: Well, Quintin, as you know, part of the responsibility of the CEO is to look forward a number of years and identify great growth opportunities for our company and to deliver those opportunities to deliver value to shareholders. And so what we really see in this opportunity is the ability to immediately add over a billion dollars in market opportunity to the core business and to create an overall market opportunity for the combination that’s going to be growing in excess of 50 percent per year.
So, you know, we’re really excited about how this is going to roll out. We think the integration of these technologies is going to be very exciting for the marketplace. We have had tremendous demand from our customer base asking us how we intend to address the sequencing opportunity because they, in fact, see this very close relationship between genotyping and sequencing.
So we’re, again, very excited to have gone forward with this merger and look forward to closing it before the end of the first quarter.
QUINTIN LAI: And then, as you discussed your due diligence of going through and selecting Solexa, Jay, could you talk to us a little bit about how you evaluated the other technologies such as 454 and Agencort?
And then, John, perhaps maybe you could come in. Were you also being evaluated at one time earlier this year by ABI before it bought Agencort?

JAY FLATLEY: Well, let me start, Quintin, by talking generally about our process. We’ve been looking quite broadly at this space for at least the last 18 months and we’ve analyzed the respective technologies that have been out on the marketplace. We certainly looked at whether we had the ability internally to develop this technology at the pace we would think would be required to hit the market window. And our conclusion there was that Solexa has the best combination of technical capability in the underlying intellectual property portfolio and the implementation of the product, they have the best team, they have a great set of employees that’s really delivered on the vision that they set to achieve the $100,000 genome. And we think the technology as a — is at exactly the right point for us to acquire it at this point in time because it’s ready to be launched fully into the market in ’07.
JOHN WEST: This is John West. I’d just like to add that Solexa has not been for sale so, no, we have not been looking at other companies. We ended up working with Illumina originally looking at a collaboration between a number of our scientists and the more we discussed that the more synergies that we kept finding and we finally concluded that the best way to optimize this was by combining the companies.
But I think we’re thrilled to be joining Illumina and I think it’s the best possible choice for Solexa.
QUINTIN LAI: Thank you. Congratulations again.
OPERATOR: Thank you.
Your next question is from Edward Tenthoff of Piper Jaffray.
EDWARD TENTHOFF, PIPER JAFFRAY: Great, thank you. Can you hear me OK?
JAY FLATLEY: John, it’s great.
JOHN WEST: (INAUDIBLE)
EDWARD TENTHOFF: Hey, you guys, congratulations. What a really, really exciting deal.
JAY FLATLEY: Thank you.
EDWARD TENTHOFF: One quick question. Excuse me if I’m a little slow for Monday morning, but with respect to the additional $50 million that you guys are investing for five point some million shares, is that on top of the $600 million? And maybe ask a different way, what give or take will be the share count post-merger? And I understand that there is a collar provision so that might change a little bit.
JAY FLATLEY: The $600 million is the equity value of the transaction, Ted.
So you want to handle the share count?
CHRISTIAN HENRY: Yes, so on the share count, you know, we’ll probably — it depends — excluding the options and warrants, which will be on an as-converted basis, you know, we’ll probably issue around 10 million shares or so for this transaction.
EDWARD TENTHOFF: And I’m sorry, just to be clear, though, that 50 is included in the 600 then?
CHRISTIAN HENRY: No, the ...
EDWARD TENTHOFF: $600 million investment or that’s separate?
CHRISTIAN HENRY: No, the 50 is separate from the $600 million investment. But, of course, it will be converted back to Illumina upon close of the transaction.
EDWARD TENTHOFF: Great. Thank you very much and congrats.

JAY FLATLEY: Thank you, Ted.
OPERATOR: Thank you.
Your next question is from John Sullivan of Leerink Swann.
JOHN SULLIVAN, LEERINK SWANN: Hey, guys, good morning.
JAY FLATLEY: Good morning.
JOHN WEST: Hi, John.
JOHN SULLIVAN: Could you go into the gene expression opportunity that you see a little bit more that you alluded to on the call? What is it about Solexa’s technology that makes it particularly compelling gene expression and what areas of gene expression do you think it particularly applies to?
JAY FLATLEY: Well let me handle the general answer there and then if John wants to talk about a few more details we can do that, John.
You know, as you know, our whole genome expression arrays target all the known genes in the genome. And so on those chips we’ve implemented the multi-sample concept and we think we have really strong growth in our underlying business.
What Solexa’s technology does is really take this to a new scale. It gives the ability to digitally count transcripts or to actually count transcripts across the entire genome simultaneously. And so no longer are you limited by looking only at the gene. So this has the ability to find expression in non-coding regions of the genome, has the ability to discover new areas of the genome that may be expressed to look at all exons. And so it’s a very, I call it a highly-enabling technology and very complementary to our analog arrays.
JOHN WEST: This is John West. I guess a couple of the things that I’d like to add about the approach that we have, first, it’s technologically completely different approach from hybridization so we know that approximately 95 percent of customers who use hybridization arrays for their gene expression work follow that with validation using real-time PCR. And I think significantly that is that that validation is almost always done on a very small number of genes that seem to be the hits coming off to the hybridization’s results.
In our case we can provide that (INAUDIBLE) technology with a kind of sensitivity and specificity that would come from real-time PCR but we can provide it on a whole genome basis. So you don’t need to narrow down to a few genes that you think might be the right hits because that achieves validation across all of the genes in the genome for your hybridization results.
And with the combination of Solexa and Illumina we’ll be the only company that can offer both hybridization-based arrays and digital gene expression from one company. So we think that’s a substantial strength.
Two other areas that I’d like to highlight are the ability with digital gene expression to perform expression measurements on species that have not yet been sequenced; and the second is the ability to look for other areas related in functional genomics such as microRNAs which are thought to often control or be influential of gene expression. So I think there’s a lot of capabilities that get brought in by the digital gene expression side and I think it will be very complementary to the products that Illumina has in terms of hybridization array for gene expression.
JOHN SULLIVAN: Thanks very much. John, are any of the first tier of potential customers that you’re talking to for your system, are they specifically looking at it for gene expression?
JOHN WEST: Yes, they are. In fact, we’ve already shipped a system to one site.
JOHN SULLIVAN: Thanks very much.

OPERATOR: Thank you. Your next question is from Maykin Ho of Goldman Sachs.
MAYKIN HO, GOLDMAN SACHS: Hi, I don’t know whether you have gone into details on this before, but can you compare Solexa Technologies to Helicos and 454 technology? And also for 1G, what would the price be?
JOHN WEST: Sure I’d be happy to answer that question. So Helicos is trying to do many of the kinds of things that Solexa was trying to do, perhaps, three or four years ago, on a completely single molecule basis. The difference is that Solexa made a great leap forward about two years ago with acquisition of the cluster technology which gives us dramatically higher signal to noise, than a single molecular system, but with essentially the same data density. So we’ve made a big leap forward there. As we understand it, Helicos does not have the cluster reamplification technology that we have, and they don’t have the reversible terminator chemistry that we have. So I think we’re a long ways ahead of people like Helicos. We’re now shipping early access systems and we don’t know when Helicos will have a real product.
In terms of the comparison with 454, 454 has been shipping since the beginning of 2005. Their system does not have anywhere near the data density that we have, because their system is based on quite a large bead. As a result, we issue a much, much higher data density than they do, which gives us a much, much lower cost point than they do. So we see that as a quite dramatic difference. There are also important differences in terms of the accuracy.
And I guess, to address your last question which was about the cost, we target the list price of the 1G Genome Analyzer just below $400,000 per instrument. And we would expect that customers using this system, would use between 100 and $200,000 per year in consumables. And that consumables are flow cells on the corresponding reagent.
MAYKIN HO: Thank you. And do you think that for the competitors, they will be coming out with next generation instruments that could improve their density and the cost?
JOHN WEST: Well let’s see 454 in particular has announced that they will have a new system. We understand that that may be available early next year. And we expect that that new system will achieve as much as 100 million bases of DNA sequence of DNA run. That is one-tenth of the 1G Genome Analyzer achieved . So our first generation system was already at 10 times the output of the second generation system that has yet to be delivered from 454. So we’re quite confident about our competitive position there.
OPERATOR: Thank you. Your next question is from Un Kwon of Pacific Growth Equities.
UN KWON, PACIFIC GROWTH EQUITIES: Hi, good morning.
JOHN WEST: Good morning.
UN KWON: I realize Solexa’s earnings call is after the close tomorrow, but how much visibility can you provide at this time on the performance and time to launch of the 1G Genome Analyzer.
JOHN WEST: I’ll happy to comment on that. And I’ll note that we also issued our third quarter earnings press release this morning, so the financial numbers are actually out there, as far as that is concerned.
UN KWON: OK.
JOHN WEST: The — as far as the performance of the system is concerned, I think, we’ve talked about that most recently at the Genome Medicine of the Environment Conference at Hilton Head a few weeks ago. At that, we showed a sequencing of the human X chromosome which was the largest sequence ever determined using next generation sequencing technology by more than a factor of 30, and approximately 900 times the size of what we showed at that same conference the prior year. So it was a big step forward there.
We are continuing to work with our early access customers to get them up to the same level of performance that we have internally. We’ve said all along that that’s a process that will take through the second half of this year. And we feel like we have a great working relationship with those sites. We have been shipping additional units to those sites based on their request and continue to work with those. I think we’ll have more to say on that as we go into 2007.
UN KWON: OK. And with respect to time to launch.
JOHN WEST: The official launch of the product is happening with the first early access shipments. The early access shipments are not just the test systems provided for free. They have been shipped against customer purchase orders, and will be invoiced, so they are real sales from that standpoint. They are early access from the standpoint that the technology is very new. And we’re seeking to have feedback from those customers to tune the system and achieve full performance with it.
UN KWON: And can you comment on as (INAUDIBLE) AB, your best guess as to how advanced their technology is at the moment? And perhaps how your sales and marketing is a structural stack up to them after the merger.
JOHN WEST: Well I think that it probably is not appropriate for us to speculate about what AB may be doing using their technologies. But, you know, we do feel like the combination of our commercial organizations is going to have all of the key sites covered who could be target customers for the 1G Analyzer. And the ability to sell this in conjunction with the genotyping arrays and cellular expression products, together, I think, give us a collection of assets that no other company in the industry has.
UN KWON: OK. Great. Thanks very much.
JOHN WEST: Thanks Un.
OPERATOR: Thank you. Your next question is from Tycho Peterson of JP Morgan.
TYCHO PETERSON, JP MORGAN: Hi, thanks for taking the call and congratulations.
JOHN WEST: Thank you.
TYCHO PETERSON: (INAUDIBLE) I’m wondering if you can comment, I guess, just in terms of the broad diagnostic strategy here, and how this might all fit in with the Illumina East platform?
UNKNOWN MALE #1: Certainly. You know, one exciting aspect of this merger is the fact that much of the content will wind up in diagnostics, you know, begins being discovered on sequencers. And so this type of system will give us the ability and our customers the ability to accelerate discovery of relevant diagnostic content. And if you think back to the slide that I showed in the presentation, these technologies interact in very exciting ways, as customers reduce down the number of markers that they’re analyzing.
Ultimately, we can deploy marker sets on either platform. The BeadExpress platform, we think, will be optimal for routine testing in low to mid multiplex type applications, where you know what it is you’re looking for and the variations are exactly known. We think sequencing will be outstanding in diagnostic applications where you have say highly variant diseases, where the organisms are constantly mutating, and you’re discovering new variations as you’re doing these types of tests over a period of time. And so that will be a really exciting application.
The other one is in early detection of disease, where you’re only looking at perhaps a few cells in a collection of a large collection of cells, and you’re looking for mutations in only a small subset. Those types of mutations would never be detected, using traditional genotyping assays, but can be detected using sequencing technology.
TYCHO PETERSON: OK. Great. That’s very helpful. And then, I guess, secondly, for others there, John, with regards to the Cancer Genome Atlas, are we at the point now that the Solexa platform has been kind of written into some of the grants?
JOHN WEST: This is John West. I don’t know that we have access yet to information on what’s been written in specifically to a number of the grants. But certainly from the things that we hear publicly, it’s the expectation that Solexa technology or technologies like ours will be absolutely crucial to driving projects like the cancer genome atlas project. I think that that project in particular will highlight the application, perhaps to add to what Jim (Jay?) was just saying a few minutes ago in diagnostics, cancer is a disease where the mutations are often very widely spread across the genome.
It’s not a matter of finding just one or two mutation sites. But there can be hundreds of genes that are involved in different kinds of cancers. And so the ability to inexpensively sequence large sets of genes that might be causal in cancer, is probably a very powerful area. And I think that’s something that we look forward to in the years ahead, to deploy this technology not only in a research setting but we see a substantial opportunity in the diagnostic space too. And there comes to be a better understanding of diseases like cancer.
TYCHO PETERSON: Great. Thank you very much and congratulations.
JOHN WEST: Thanks, Tycho.
OPERATOR: Thank you. Your next question is from Zarak Khurshid of Caris & Company.
ZARAK KHURSHID, CARIS & COMPANY: Hey, guys. Thanks for taking the call. Congratulations on the deal.
JOHN WEST: Thank you.
UNKNOWN MALE #2: Thanks, Zarak.
ZARAK KHURSHID: Most of my questions have been answered. You know, are any of Illumina’s current customers using the 1G under early access? And John, just to clarify, you know, does this announcement change the timing for the excepted full scale launch of 1G? Thanks.
UNKNOWN MALE #2: I’ll handle the first part. Yes, we do have an intersection of customers. Many of the early access sites also use Illumina’s genotyping and gene expression technology. They sometimes can be different researchers who are heading up those groups but they’re in the same institutes.
JOHN WEST: Yes, I think that’s an accurate reflection of that.
ZARAK KHURSHID: And then the second question regarding the full scale launch of 1G?
JOHN WEST: Yes, I think that the initial work of the — with the 1G with early access sites is now well underway. I think what this transaction really lets us do is to much more rapidly move to the phase of full scale shipments as we go into 2007. Now without this transaction, Solexa was in a position of beginning to build out its own sales and field organization really from scratch, and we’re at a pretty modest level (INAUDIBLE), but the scale is small. By combining with Illumina we immediately get access to a much larger sales and technical support organization. And it’s a group that’s very knowledgeable about genetics and the kinds of applications that we’re serving. So I think it’s great fit for Solexa and really should accelerate the commercial ramp of the Solexa 1G Genome Analyzer.
ZARAK KHURSHID: Very good. Thanks.
OPERATOR: Thank you. Your next question is from Alastair MacKay of Garp Research.
ALASTAIR MACKAY, GARP RESEARCH: Hi, good morning. I wanted to ask a follow up question about gene expression. When you compare the two technologies, essentially the analog hybridization technology of the current generation of chips. And then Solexa’s digital approach building up a picture, almost as a histogram sequence by sequence. I wonder if you could talk about the two areas. The first is, what you project the timing might be for the first roll out, or how many years it might be until the first Solexa based digital project hits the market.
And the second question related to that would be whether you John and you Jay see the digital approach as a supplement. In other words, customers will be beginning with the hybridization approach as they most do now. Or whether you see, ultimately, as a replacement? Thanks.

JOHN WEST: I think — this is John West. I think that the first comment is that we are actually shipping the gene expression capability now. One of our first sites using the 1G Analyzer, has ordered it, primarily for the purpose of gene expression analysis. And we have presented gene expression data at scientific conferences this fall. And so that’s an area that’s alive today, and it is an exciting area for us. We also have a service business, and we have a significant backlog of samples that have been provided by customers for analysis in that most of those samples are gene expression samples. So that’s a live business for us, now and going forward with that.
I think that the two technologies are likely to be complementary for a number of years. And I think both in terms of their technical capabilities, but also in terms of their price point. To start with, digital gene expression is a little bit more expensive than conventional hybridization rates, particularly with the kind of very aggressive price points that Illumina has been able to charge because of the cost structure that they’ve been able to build. So I think, we’re able to come in at both ends of the market. And as I say, I expect the digital gene expression often to be used with analogy, where the digital is used as the validation tool, a genome wide validation tool for the results from hybridization based gene expression.
JAY FLATLEY: Yes, and I might add to that, that, you know, we think our technology is fantastic, when you know exactly what you’re looking for. The organism has been sequenced, so you know which probes to do design for, which parts of the design you’re after. And where the numbers are manageable in the thousands to tens of thousands. If you wanted to look across the entire genome say at all exons or even more broadly, then the digital approach, we think, is going to be vastly more effective.
ALASTAIR MACKAY: So Jay, it sounds like when you talk about the many customers that Illumina has today that the attraction of the digital, the selected digital technology would be more in terms of exploring the unknown rather than in terms of improved dynamic range of sequences that are all ready covered in the hybridization chips.
JAY FLATLEY: In general, I think that’s right. And that’s driven mostly price point. You know, the selection technology will, as I said, be able to look across the entire genome, or extraordinarily large numbers of sequence areas in the genome simultaneously, which today are not possible on single micro arrays. But, for example, if you wanted to look just at 48,000 genes, like what we have on our chip, our technology will be more cost effective for some time.
ALASTAIR MACKAY: Thanks very much.
OPERATOR: Thank you. Your next question is from Quintin Lai of Robert W. Baird.
QUINTIN LAI, ROBERT W. BAIRD: Thanks for taking the follow up. As we look out to your comments about being modestly accretive in 2008, should we be basing that on leveraging some of that G&A synergies going forward? And then, revenues picking up to drive that accretion?
CHRISTIAN HENRY: Quentin, this is Christian. The — you should be basing it on both, really. You know, we see that there is a significant opportunity on the revenue side, for sure. And then, on the cost side, we will be some — we will have some cost savings as we combine the two companies. So we’re going to see that synergy on both the top line and the operating expenses.
JOHN WEST: In particular Quintin, we’ll certainly be able to have some cost avoidance, where Solexa would have to build out a much larger G&A infrastructure and a commercial infrastructure. And with the companies combined, that incremental cost will be much less.
QUINTIN LAI: And then, forgive me. I’m going to try to ask a couple of questions, just on your core business. Since your call, you signed two big deals, Amgen and Erasmus and congratulations on those. With the timing of some of those deals, those to me, looked like some of those revenue opportunities, probably will begin in the first quarter of next year. So in your opinion, you know, on top of going into sequencing, it looks like the genotyping is still in the high growth phases for you.
And could you talk a little bit about your comment at a recent investor conference where your backlog of 550 chips has not exceeded your backlog of 300 chips?

JAY FLATLEY: So we continue to feel very good about the underlying strength of our genotyping, and in fact, our expression business as well. Those two transactions you mentioned, we will begin to have some revenue from those in the fourth quarter, in fact. And then they’ll be, you know, fully ramped up in the first quarter in terms of taking chips.
You know, part of our strategy of course, has been to continually increase the value proposition of our chips to our customers, to put more content on the chips. And as a result of that, customers more and more are migrating up to the HumanHap 550, from the Hap 300. We continue to have many customers continue to order the 300. But as I mentioned at that conference, we’re beginning to see that shift pretty dramatically.
QUINTIN LAI: And then those come — so — and those are at significant higher prices, then.
JOHN WEST: That’s right. And that’s what’s helped maintain our ASPs nicely across the entire product line and resulted in the great gross margins that we showed last quarter.
QUINTIN LAI: All right, thank you.
UNKNOWN MALE #1: Thank you, Quintin.
OPERATOR: Thank you. Your next question is from John Sullivan of Leerink Swan.
JOHN SULLIVAN, LEERINK SWAN: Hey, guys. Just in the name of trying to get a bit more clarity on the extent to which these technologies are complementary. Jay, has Illumina received indications of interest from cancer genome atlas participants, to use your technologies in the cancer genome atlas, in chromosomal analysis, that sort of thing?
JAY FLATLEY: Yes, we’re working with two groups as part of that, the early phase of that project, in particular, in the areas of methylation and that’s an application we haven’t talked a lot about today just because of time. But in fact, the Solexa technology will, as well, be very beneficial in the areas of methylation. And so we see the same type of synergy between the array base technologies for methylation. And the ability of the sequencing technology to discover (INAUDIBLE) unmethylated sites, and provide content for arrays as you discover those sites, and then want to look at them on a routine basis.
JOHN SULLIVAN: Thanks very much.
OPERATOR: Thank you. Your next question is from Maykin Ho of Goldman Sachs.
MAYKIN HO: Thanks for the follow up question. For your guidance in terms of being accretive in 2008, what are the assumptions on how many 1Gs you would have shipped?
CHRISTIAN HENRY: Maykin, this is Christian. We’re not going to — we’re not prepared to give out that specific guidance today. We’ll be able to update you on the — when we close the transaction. But it would be — the way you could think about it is it would be a commercial ramp. And we would be selling it with our entire sales force. So, you know, we believe the prospects for the product are very significant.
OPERATOR: Thank you. Your next question is from Matt Yuten (ph) of Sapphire Capital.
MATT YUTEN (ph), SAPPHIRE CAPITAL: Hi, and congratulations on the transaction. Jay, you know, you had mentioned that for 2007, the dilution was, I think, you said 20 to 20 to 35 percent is that what you said?
JAY FLATLEY: That’s correct.
MATT YUTEN (ph): Can you give us some sense as to off of what kind of base that is?
JAY FLATLEY: It’s off of these street models.

UNKNOWN MALE #1: Yes, Matt, we just used the street models, since we haven’t provided any formal guidance for 2007, yet.
MATT YUTEN (ph): OK. So 1.13, I guess, is that...
UNKNOWN MALE #1: That’s right.
MATT YUTEN (ph): With respect to FTC and timing and timing and antitrust, you know, what are your views on those issues?
JOHN WEST: We’re submitting the transaction through the typical HSR process. And we believe it will be it will be, sort of a customary timeframe for HSR approval. And we don’t anticipate any problems. We’ll be pushing really hard over the next couple of months to get this transaction closed. And our expectation is we can do that before the end of the first quarter.
MATT YUTEN (ph): And then, $50 million investment is not made as sort of a just in case that timeline doesn’t come to fruition?
JOHN WEST: Well the $50 million was done to ensure that during the time between signing and close, whatever that time turns out to be, that Solexa has the ability to focus very clearly on delivering this technology to the market, and doesn’t have to worry about financing the company during that interim period.
MATT YUTEN (ph): OK. And with respect to the fully diluted shares, I know you had mentioned 10 million will be issued for the shares outstanding. But what would be the additional that would go into your share counts, since you’re not profitable?
JOHN WEST: Yes, that would probably be around 13-and-a-half million shares, or so. So the 10 million I quoted earlier was really just the primary shares, approximately. And then you have the options and warrants on top of that. So the total number is roughly 13-and-a-half million shares.
MATT YUTEN (ph): Great. Thank you. And congratulations.
JOHN WEST: Thanks, Matt.
OPERATOR: Thank you. Your next question is from John Chen of Nomura Securities.
JOHN CHEN, NOMURA SECURITIES: Hi, thank you for taking my call. Can you guys walk through or quantify the synergy amount that you’re expecting for 2008?
CHRISTIAN HENRY: John, it’s Christian. We’re not prepared today to walk through. I mean we’d rather not walk through that today. As we — now that we’ve — now that we’re working on getting the merger completed to close, we’re budgeting and forecasting for next year, and starting to really nail down the detailed numbers there, and we’ll be happy to share that with you when the transaction closes.
JOHN CHEN: OK. And can you disclose like what the termination fee and what the break up fees?
CHRISTIAN HENRY: Yes, the termination fee is a customary three percent. The break up fee is a customary three percent.
JOHN CHEN: OK. Thank you.
OPERATOR: Your final question is coming from Zarak Khurshik of Caris and Company.

ZARAK KHURSHID: Hey, guys. Thanks for taking the follow up question. I just wanted to get a sense for how many 1G systems are in the field, currently. And do you have any estimates for the utilization rates of those going forward? You know, maybe how many human size genomes on average per system, per year, would you expect?
JOHN WEST: This is John West. We currently have seven of our instruments at customer sites. And if you think abut the utilization of the systems, we’ve said that one system could perhaps do a full human genome in about six months, so that would be two human genomes per year, per system. I’d like to point out though, that there are customers who will use this system for many things other than whole human sequencing. So although that’s a really exciting application for us, there are many other applications and we expect that customers use of this system will be quite diverse. And frankly, even in our early access site we’ve certainly seen that, that there’s been a lot of interest in a wide variety of applications.
ZARAK KHURSHID: Thanks.
OPERATOR: Thank you. I would like to hand the floor back to management for any closing remarks.
MAURISSA BORNSTEIN: Thank you everyone. That concludes today’s call. We’re very glad that you could join us and we look forward to updating you on developments related to today’s exciting announcement as we move forward.
OPERATOR: Thank you. This concludes today’s conference call. You may now disconnect.
END